THISWAY GLOBAL

2020 Report

Dear investors,

First, my team and I want to thank all of you that are invested in this. The problem of hiring/getting hired has affected most Americans at some point in their lives. It is not an easy problem to solve, and COVID certainly hasn't helped. But we remain committed to bringing this solution to the market to help address the issues of bias, diversity, and helping the right people find their fit with the right company. Thank you for your support and belief in this mission. We couldn't do it without you!

We need your help!

We have poured a majority of our funding into product research and development, with minimal spend on marketing. This was intentional because this is a much more complex problem to solve and we wanted to be sure we have a solution that works before taking it to market. After extensive testing we feel now is that time. Any "word of mouth" marketing that our investors can do, (along with becoming customers!) would be the biggest help to us now.

Sincerely,

Angela Hood

Founder/CEO

Justin Hood

COO

Our Mission

We want ThisWay to be the gold standard for the most fair and accurate technology to source and match people to jobs without bias. Our 5 year goal was to have 1000 customers and we are onboarding 5000+ over the next 12 months. ThisWay will be known for bringing innovation to market that helped the world recover from a pandemic. These projections cannot be guaranteed.

See our full profile

How did we do this year?

Report Card

B+

The Good

- We were able to weather the storm of COVID and the pandemic.
- There was continued interest by our target customer base.
- We closed a significant round of funding through WeFunder.

The Bad

- We vacated our offices and went fully remote. While this has not significantly kept us from our mission, we miss each other!
- We missed our revenue projections due to the economy shutting down and businesses not hiring.

2020 At a Glance

January 1 to December 31


$$$$

$980,662 +371%
Revenue



-$459,949
Net Loss


IOU!

$1,110,425 +11%
Short Term Debt



$1,734,230
Raised in 2020



$438,573
Cash on Hand
As of 12/ 3/21

INCOME | BALANCE | NARRATIVE

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

ThisWay is putting our workforce back together again by matching all people to all jobs, without bias. Removing bias levels the playing field and increases job opportunities for candidates by matching them to jobs they may not know about.

We want ThisWay to be the gold standard for the most fair and accurate technology to source and match people to jobs without bias.

Our 5 year goal was to have 1000 customers and we are onboarding 5000+ over the next 12 months.

ThisWay will be known for bringing innovation to market that helped the world recover from a pandemic.

These projections cannot be guaranteed.

Milestones

ThisWay Global Inc was incorporated in the State of Delaware in September 2016.

Since then, we have:

- $7M raised. Accelerated by Google. Backed by Amazon. Team with multiple exits.
- Artificial intelligence technology serving over 4000 companies.
- $160B annual market in the US alone.
- Led by award-winning Founder & CEO, Angela Hood, Alumni Founder from University of Cambridge
- Named HR Tech Innovation of the Year featured in Yahoo! Finance

Historical Results of Operations

- *Revenues & Gross Margin.* For the period ended December 31, 2020, the Company had revenues of $980,662 compared to the year ended December 31, 2019, when the Company had revenues of $208,412. Our gross margin was 95.67% in fiscal year 2020, compared to 70.22% in 2019.
- *Assets.* As of December 31, 2020, the Company had total assets of $2,432,959, including $492,252 in cash. As of December 31, 2019, the Company had $1,019,043 in total assets, including $330,457 in cash.
- *Net Loss.* The Company has had net losses of $459,949 and net losses of $1,339,712 for the fiscal years ended December 31, 2020 and December 31, 2019, respectively.
- *Liabilities.* The Company's liabilities totaled $5,217,628 for the fiscal year ended December 31, 2020 and $3,243,763 for the fiscal year ended December 31, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $500,000 in equity and $5,650,000 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 3 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 7 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

ThisWay Global Inc cash in hand is $438,573, as of December 2021. Over the last three months, revenues have averaged $105,000/month, cost of goods sold has averaged $5,400/month, and operational expenses have averaged $143,000/month, for an average burn rate of $43,400 per month. Our intent is to be profitable in 12 months.

As a result of a successful pilot, on December 31, 2020 we signed a large partnership requiring us to onboard 5,000+ new paying company customers over the next 24 months. As of Nov 2021 we have onboarded the first 500 of these customers and now have the resource plans in place to ramp this up.

This current funding is to hire new people to support the required ramp so we have the ability increase our ramp up to 500 customers per month by end of 2021.

We added 4 more sales people to our team and have just hired a marketing agency to increase sales and revenue. We can ramp up the new customer partnership to support very rapid growth of our company.

The current sales team have closed $987,450 in 2021 and $750,000 of additional working capital will enable us reach profitability by Q1-2022. These are projections based on current partnership agreements and our sales pipeline and cannot be guaranteed.

Yes, we have current investors that are very supportive and we have new investors that have already made $500,000 in funding commitments towards this current raise, including venture capital and other professional investors.

Net Margin: -47% **Gross Margin:** 96% **Return on Assets:** -19% **Earnings per Share:** -$38,329.08

Revenue per Employee: $122,583 **Cash to Assets:** 20% **Revenue to Receivables:** 125% **Debt Ratio:** 214%

ThisWay_Global_-_Audited_FS__19__20-FINAL.pdf

ThisWay_Global_financials_and_review_report_12.31_2018_and_2019_-_V2.pdf

We ❤ Our
2169 Investors

Thank You For Believing In Us

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Lloyd Abdelnour
Gordon Julian
Monica Anderson
Kc Trader
Kenneth A Shemeley
Sheree Davis
Jerry Diehl
Surendar Sekar
Thomas Reed
Lorraine West
Thomas VELICKOFF
Guy Goza
Shannon Truesdell
Roy Brunicardi
Lonnie Taylor
Jawed Khan
Tod Lange
Joseph Underwood
Ivan Montelongo
Lisa Pu
Bhavani Vemulapalli
Jason Duplantie
Enrique Gamboa
Phil Hayden
KASH SHEIKH
Rachel Burns
Glenn Hunter
Michael Pellegrini
Lincoln McGinnis
Thunguyet Vo
John Stenderhoff
Carlos Bishop
Scott Merritt
Tashi Bordenave
Michael L Scott
Edwin Jutila
DiMariah Wright
Sanjay Shah
Anthony Greco Jr.
James Phillips
Patrick Enweronye
Andrew Spears
Martin Wagner
Renato Alberto
Russell Cohen Hoffing
Nicodemus Geefay
Peter Hallman
Eric Mabo
Ramprasad Jembu Rama...
Julia Alamani
Kenneth F Moser
Dion Roberts
Francisco Sauceda Jr
Ramesh Sadashiv
Kevin Kirchner
Bryan DeBoard
Paul Camp
Mathew Dale
Doug Baugher
Erik Schneider
Paul Gaia
Curt Mello
Kimberly Robinson
Hari Dahal
Maurice Adovoekpe
Eliot Guadalupe
Frank Ostrander
Benoit LIEGEY
Andrew Breyer
Madhav KHANAL
Branson Real
Patrick Race
James Wolfe
Khagendra Sangraula
Sancha Rai
Douglas Hubbert
Johan De Maertelaer
Donald Price
Dwayne Sims
Alexandra Maund
Amara Duru
Shannon Hoeg
Timothy WEILAND
Eldridge Holliday
Kevin Luongo
Juliette Metzger
Jake Kinzly
Biren Patel
Lin Shearer
Lunsford SURREY
Steven Frazier Child
Randall J Gordon
Vince Van Meer
Michael Henderson
Ken Rudominer
John Braun
Glenn Polman
Vincent P Perrard
David IHWAKAR
Connor Foreman
Fran L FISHER

Richard Jimenez
Vance Jarrette Primus
Jesse Arent
Kevin Fucile
Janusz Joseph Secomski
Gregory Osiegbu
Anders Norstrom
Donna Litwak
Rob Bunn
Elias Marenco
Ivan Montelongo
Hira Vishwakarma
Bruce Wertz
Randall Balestriero
Cynthia Marinakos
Mustajab Ahmad
Jager McConnell
Ashley Rodgers
Michael Nichols
Austin Gottschalk
Vijay Reddy Reddy
Andrew Berger
Mark Majeske
Patrick Nyeste
Carolyn Debrick
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Gregory Scott Gleaves
Preetham Hari
Jose A ESPEJO
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Stacy L Edwards
Aaron Ishigo
Bill McGregor
Abdullah Alesayi
Raymond Hooks III
David Bello
Yedil Workeneh
Carlos Alarcon
Jose Calderon Ibanez
Charles W Aarni
Terry Mlsna
Holly Nemecek
Jameson Vie
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John Sickler
Drake Joslin
Melissa Noll
Louis PANIGUTTI
David Belanger
Zachary Morin
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Gregory Amburg
Jerome Young
Elizabeth Reynolds
Kevin M. Murphy
Kyle Bowmer
Rajendra Pandey
Nathan B
David McDonald
Manoj Kunchala
Ashish Gupta
Blaine Cram
Eric Hendricks
Woo Joong Kim
Eric Geldmaker
Anthony Prunsky
Venkata Lukka
Penola Leslie
Jignesh Vavadiya
Sarah J Jeter
Michael Hutson
Kevin Noble
Kamlesh Patel
William Ferrara
David De Koster
Rudolph Paul
James Gubitosi
Prashanth Srikanthan
Richard H Lange
Vincent Mach
James Mellander
Tim Cronin
Kwasi Sarfo
Abraham Heebink
Charline Avril
Joseph H Germain
Frantz PetitFrere
Kevin Wisniewski
Ryan Huntley
Ananta P Khanal
Robert Crockett
Adam Hussain Mashraqui
Jason Tremba
Rolly MAtivo
Mason Gallik
Anup Mathur
Ian Howard
William Newhouse
Allen Dronko
Diwakar C
Christopher Eddinger
Anne Miller
Mary Vinson
Suresh Chaurasia
Jade Greene
Manuel Mota
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Raja Karumuri
Ronnie Bolton
Jason Hanigan
Rudy Campbell
Alma Orazaliyeva
Jeevan Jambhulkar
Kary Agrotis
Dan Flores
Azeez Omotayo
Margaret Strickland
Javona Hines
Akpo Lamissi
Raj Max William Vijayaku...
Craig Maroff

Darrie Garth
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Flavia Correa Pinho Serta
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Alex Rosati
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Sankar Muthukrishnan
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LESTER DE PERALTA
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Tony Bagga
Sean Harrington
Kevin Kachin
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Cyril Thomas
Paul W. Gover
Kevin C Winship
Ruben Ramirez
Derrick Henderson
Robert Mourlas
Wim Vandeven
Rohan Patnaik
Sultan Shafei
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Ivar Kulla
Harrinauth Ramsaroop
Alyssa McKenna
Vincent A Marin
Bridget Conway-Taylor
Melissa Givvines
Dennis Hendricks
Patrick Brown
Fabiano De Val
Brian S Charles
Yonatan G Siyum
Nicola Onassis
Equislaure Gabriel
Nicholas Lidster
Gil Quadros Flores
Derek Jackson
Salvador Ugalde
Benjamin Blackman
Steven Waterman
Davinder Sharma
Dennis Price
Dustin Bjustrom
Terry Simmons
Vinay S
Co Christo
Daphne Showell
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Max Bastow
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Rohan Rodrigues
Kristin Gallagher
Klaas Reins
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Evan Johnson
Ashish Padshala
John Fairley
Teri Hansen
Vinh Tran
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Manoj Mittal
Denise Petryk
Aslam Padath Peedikayil ...
Dariana Francois
Joel Hansen
Demetri L Roberts
Charles Porter
Bashiru JIMOH
Juan Valencia
Keith Healey
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Soo Kim
Dennis Wayne Carter
Marcus Lee
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Nancy Durkin
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Adell Thompson
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Pei Jen Hickey
Carl Ott
Josephine Karania

Evera Ivy
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Don Olsen
Mark Smith
Dvir Gefen
James Croke
Hal Aaron Davis
Myla Rosario A. Legaspi
Katrina A. Durham
Adimchi Onyenadum
Antonio S TEPEDINO
Danish Babar
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Erin Rogers
Alex Lebon
Jamal Narcisse
John Collins
Richard Bradley
Daniel Palmer
Wayne Lee
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Raymond Hooks III
Allen Shelton
Christopher Primeaux
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Jeziel Nova
Neil Zimmerman
Victor Chambliss
Agron Elezi
Jack White
Kenneth PROPP
T Murphy
Gregory Fernandez
Tay Chye Hwi Jim
Bill Golgosky
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Brad HYLAND
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Michael Henderson
Elisa Lai
William Edwards
Joshua Johnson
Alan White
Dapo Lediju
Jared Cook
Juan Valencia
Michael Carron
Camille Hardman
Joseph Grubb
Raja Mallepeddi
Lokesh Wuluvarana
Jacobus Dirk Spreeuwen...
Adam Willets
Yvonne Hernandez
Vladimir Bojcev
Ryan Gardner
Rajavardhan R Likky
Ciara Edwards
Teresa West
Scott Schmidt
Sam Blackburn
Fardad Deihim
Charles Stevens
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Emanuele Ponzo
Alexis St Amant III
Norton F. Davis
Billy Reece Dale
Jonathan D Gilbert
James Tran
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Satyaprashant Bezwada
Brian Helgeson
Veronica Thornton
Karlos BROTHERS
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Adam Willets
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Shalin Choksi
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Indu Vishwakarma
Joel Newman
Bryce Bowie
Mikhail Chertkov
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Marvin Dent
Gerald.D.Shotts Jr
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Randy Kohn
Ann Sullivan
Julian Ramirez Ramirez

Joan Rosegreen
Myla Rosario A. Legaspi
Marc McClintock
Marc Matrix
Jean Georges
Hassan Almarhoon
Rick Orzalli
Antonio S TEPEDINO
Mohammed H Barry
Kevin Fucile
Sukadev Singh Chand Sin...
Mike Griffin
Patty Tsang
Max Harker
Daniel Hoffman
Eduardo Ho
Ernest Barr
Hilda R Hamman
Manojkumar S. Patel
Janice Weigold
Robert J. SCHIFF
Jeff Rimmel
Sharon A Boyd-Floyd
Gerald Currier
Dean Dahlen
Louis Tucker
Steven Oelke
Ryan Cadigan
David Parker
Nancy Durkin
Daryl Dixon
Joe D. Basulto
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Patrick McKenna
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Minh-Tam Tran Le
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Frederick Kent
Joyce Terhorst
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Nathan Ender
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Anthony D Cook
Ken Farley
Donald Barnes
Angelica Olcott
David R Schaffer
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Skyree Neal
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Adam Willets
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Orit Adiri-Niemogha
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Steve Davis
Jorge Pelayo
Thomas Griffith
Hamish Cameron
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Justin Koo
Adena D. Shipton
Vince Joseph THOMAS
Michael Purleski
Muriel L Segal
Patricia Zamora
Lionel Ronald
Jin Woo Park
Tamara Gordon
Jacob Tower
Thomas Yarnall
Martin Shannon
Presley Beauvais
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Lynnette Emanuel
Cecil Vivian Philgence
Josephine R Wilkie-Smith
Evans Mabo
William Meyer
Dipendra Tiwari
KIRAN TANA
Mincheol So
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Jonathan Flinker
Shavonne Tonnes
Joseph Veys
Edmilson P Romao
Maurice Bortz
Burak Tunca
Benjamin Williams
Rachel Duarosan
Sylvia Hobson
Trevor Traylor
Angela Conde
Gerald Taylor
Kokou Akpo-gnandi
Simon Grant
Guy Lamberg
Jennifer J Walkup

Anthony Parrish	Stefan Eich	Greg Vanhoose	Randall Gilliam	Willoughby SMITH	Nicholas Bennett	Kenneth Fisher
Alwyn Lerone Foy	Evans Richards	James T Jewett II	Jaron Glasgow	Peter F Cikalo	Alexander Cox	Ramon Rivera
Darnell Snider	Denold Jean Louis	Jeff Johnston	Terry Haapala	Nick Zou	Travis Giarde	Terri Butler
Bret Ketcham	Rostislav Dikov	Bashar Nesheiwat	Earendil Engelmann	Jennifer Gardner	Javier E Medina	David Katralis
Stacey Crumrine	Martin J Huhmann	Christopher Snipes	Ronald R Woodall Jr	Talal Abdalla	Michael Flanigan	Tim Kennedy
Scott Smith	Tamme Ford	Bert Socolove	Erika Gutierrez	Christoph Hitzschke	Maxime Dabire	Andrew G. Roots
Kimberly A Touhey	Todd Stockwell	Hector Perez	Daniel Bosancu	Bryan Fuller	Dan Brennan	Stephen H Quinn Jr
Jonatan Cabanellas	Kamal Khadka	Gerald Roeder	Donoval Young	John Iwasin	David D Hanson	Jerome Glenister
Francois Guerin	Wanda Guevares	Nagaraju Manduri	Ron Jackson	Hemal Naik	Dianne Grant	Anthony Barrett A. Astud...
Henry Okeke	Shirnese Hoskins	Aminur Rusul	Dyncort Richards	Mark Hines	Michael Oginni	Shirley Williams
Miguel Fabregas	James Williams	Tong Li	Christopher Bari	Salwa Abdulla	Jim Palmieri	Jeff Rimmel
Chang Woo Lee	James Johnson	Niraj N. Rana	Vincent J Collins	Andrew Stefanick	Jeff Park	Pamela Anne Schneider
Gregory R Stoops	Suchai Gumtrontip	John Hwung	Carl Zhou	Badal Haider	Robert J. Mosley	Richard Campbell
Darlington Etumni	Michael E PARKER	Alexander Fry	Chris Kimber	Puneet Gupta	Alex Teeling	Vinodh Rajagopalan
Jeff Bishop	Gabor Sztvorecz	Steve Oricoli	Ramesh Maddipoti	Gregory J Wong	Renald Jean-Philippe	Andrew Trainer
Todd Vanderleelie	Mark Erwich	Jonathan Wright	Leo Chan	Rod Holmes	David Martinelli	Arthur Popkave
Venkat Ramaswamy	Robert Stahlsmith	Roger M Bean	Richard Bjelland	Ahmed Patel	Vinay V SATTI	Zhuorong Jiang
DiMariah Wright	Martin Wagner	Bill McGregor	Kevin C Winship	Dan TRAN	Richard A. Ewald II	Tariq Segal
Dapo Lediju	Wim Vandeven	Michael Budhu	Jasmeeti Singh	Jasmeeti Singh	Jaspreeti MEHTA	Jim Palmieri
Marcell Benkes-Toth	Kenneth PROPP	Camille Hardman	Equislaure Gabriel	Arthur Popkave	Kevin C Winship	Rodriguens Gabriel
Tamara Steele	Dan K Wolfe	Charles W Aarni	Michael Nomura	Phillip Jones	Sangita Dutta	Eric Geldmaker
Robin Stephens	Thomas Oster	Rajendra Pandey	Rajasekhar Yakkali	Vicki L Vitkun	Jeff Park	Charles L Herring
Jason Tremba	Carl E Morsbach	Joseph Jeffrey	Jeffery Herron	Renato Alberto	Brandon Olson	Chris George
Chris George	Ken Farley	Julie Janata	Lunsford SURREY	Paulinus Esomonu	Kevin Luongo	Hai Hoang Van
Daryl Dixon	Bruce Houck	Noah Mengu	Gerald Taylor	Alexandra Maund	Odalys Santana	William Gray III
Johann Litwinenko	Glenn Hunter	Marques Alexander	Ramesh Sadashiv	Steven Oelke	Brian Carroll	Brian Carroll
Brandon Rianda	Phil Hayden	Prashanth Srikanthan	Richard Bjelland	Yongfang YE	Wenzhuo Wu	James Sloh
Gustavo Rodrigues Zenai...	Stanislav Eratt	Kevin MaGee	David Benkes-Toth	Max Bastow	Henry Sotomayor	Jerry Kampiyil
Charline Avril	Dr Yvonne D Austin	Joseph Scott	Henry Okeke	Jawed Khan	Kishore Anjaneyulu	Michael Henderson
Thomas Yarnall	Andrew Berger	Michelle Strayhorn	Nayan GHELANI	Dan TRAN	Charles Stevens	Ian Batayola
Kishore BATCHU	Dariana Francois	Dariana Francois	Yong Yuanjin	Brook Ferney	Joseph Veys	Demetri L Roberts
Luis Orellano	Vibhor Agrawal	Alan Roitsch	Dean Dahlen	Mohammad Ali Zafar	Jasmine Jordan	Bryan McDaniel
Bryan McDaniel	William C Wallin	Jonathan D Gilbert	Steven Harris	Abraham Heebink	Bradley Hayden	Sean Knight
Nimesh Patel	Richard A. Ewald II	Daniel Weiss	Yusef Ali Washington	John Fairley	Randy Kohn	Geogy Philip
Dinesh Patel	Andrew Marc	Jeanette Pospishil	Sarah Zhou	Carlton Houston	Bhesh Mainali	Angela McGovern
Charmaine Batayola	Rosa Lopez	Rosa Lopez	Wim Vandeven	Adedoyin Adeshina	Tiara Rose-Davis	Darryl Lizyness
Prasad Gadiraju	Fahad Khan	Khris Persaud	Sarah J Jeter	Ethan So	Salvador Ugalde	Dan Brennan
Vinay V SATTI	Eric Weigold	Jose A Gelpi	Andrew Clark	Srinivasan Gudapati	Felipe De Jesus Robles C...	Abishek Raman
Irene Morilla	Karan Mirani	Vlad Antohi	Jaramee Williams	Edward Kelly Medlock	Krishna Walker	Jermaine Pullman
Vijay Marupudi	Hellen Mbithi	Ebenezer Joseph	Aaron Ishigo	Iryna Zhuravel	Timothy McDaniel	Patrick Enweronye
Riley John Reinhart	Ram Manikarnika	Marta Adranowska	Michael Farkas	Rachel Duarosan	Tom Brennan	Donald M. Bell
Paramanaden MOONESA...	Cicely Miller	Trunell Roberts	Trunell Roberts	Brandon Blitzer	Brandon Blitzer	Hope Gamble
Kolapo Egerton-Shyngle	Robert E DIMILIA	Robert E DIMILIA	Gladys M BLACK	Laura Binder-Hines	Syed Abdul MUQSITH	Manan Shah
F IRA S Mansour N ALSA...	Johanna Yaovi	Terrell Kennedy	Barry Patterson	Karthik Viswanathan	Anthony Parrish	Nagarjuna Magati
Patricia Amadeo	George Robertson	Craig M Aukamp	Deepakraj Raghavendra	Marilyn Monter	Donnie Everett	Theresa Weik
Hilary Maguire	Michael Mariani	Sandeep Singh	Evangelia Kyprianou	Willie Buggs	Ganapati Baburao Gejam	Brian Jacques
Dorothy White	James Ack, DVM	Glen W Botts	Tiffany Billingsley	Juanita E Borton	Brandon MANN	Kiara Robinson
Tariq Segal	Robert B Taylor	Prabu Manickam	Shae Tomiak	Dapo Lediju	Ronald Owens	Chris Ryerson
Jalyn Sanders	Biel Seuma Pujol	Peter Wozniak	Jennifer Winter	Naeema Clark	Donnell Grant	Syngman Stevens JR
Maria Marinin	Craig Marolf	Brian Helgeson	Guillaume Couturas	Rudy Santos	Tony Jacob	Cameron Schmidt
Luis M Morales	Matthew Maryn	Kyle Kline	Nathan B	Maureen Huyett	Jim Graham	Muhammad A. Bhatti
Enrique Gamboa	Gary Tirohn	Gary Tirohn	Ryan LANE	Guy Lamberg	Robert Haven Neese	Adam Hussain Mashraqui
Alexis St Amant III	Zachary Morin	Kim M Peterson	Surendar Sekar	Anthony Lawson	Vinodh Rajagopalan	Vijay Reddy Reddy
Vijay Reddy Reddy	Gregory J Wong	Clifton Bennett	Roger M Bean	Taylor Jackson	Keith Healey	Lee A Johnson
Gabor Sztvorecz	Arun Kamoji	Kenzo King	Marc A Pierre Louis	Ryan Gardner	Willie Cannon Jr	Andrew Budge
Glen Cathey	Julia Alamani	Shalin Choksi	Mithun Patel	Paul Russo	Paul Russo	Dhinesh VM
Robert Alan Milkovich	Mariam Awada	Vignesh Kumar Sathyamo...	Jeremy Blaise	Gevork Ebrahimian	Kristian La Brash	Kristian La Brash
Sean Legendre	Senthilkumar BALASUND...	Mark Terna	Lorraine West	Brian Rockwell	Felnar Caridad	Felnar Caridad
Michael Afana	Nezamur Mollah	Tamme Ford	Sofyan Bin Daud Mohamed	Ahmed Patel	Siddharth Vashist	Siddharth Vashist
Steven Lu	Kim Szymura	Trista Bridges	Trista Bridges	Tammy Marshall	Adam Christopher Hall	Duane Chaney
George Railean	George Railean	Hilda R Hamman	Elizabeth Camarena	Elizabeth Camarena	Sangeethaa G	Spencer Canova
Gabriel Haenni Zimerman	Scott Michael Darling	Mary Anne McMahon-Har...	Punwant Singh	Khalil Assadilari	Vlad Sebastian Meghes	Karla Barrios
Gina Provante Gabor	Anupal Dutta	Alwyn Tauro	Jorge Juarez	Jagruti Patel DDS	Zachary Chasse	Michael Ademdamola Odun...
Luisa Ashley	Gerald McDaniel	Matthew Reynolds	Erick Jovan Garcia De La ...	Tim Kennedy	David Scott Dautremont	David Scott Dautremont
Angela Reynolds	Richard Przybylowicz	Tayler Casey-Kalmanchey	Angele Spratley	Maraini Abdul Majid	Brad Goldoor	Estefani Polanco
Jeff Newkirk	John H Kerr	John H Kerr	Rakesh B SASVIHALLI	Patricia Prince Rozier	Usha PATEL	Yue Yue CAO
Larry Tanner	Peter Lee	Chris Kimber	Chris Kimber	Visakh Chandramohanan ...	Bridgenauth Shivdarsan	Kenneth Fox
Fahad Alabdulwahed	Wagner Geraldo De SOU...	Wagner Geraldo De SOU...	Howard Bush	Hadeel Almushigih	Mrinal Bhoumik	Mrinal Bhoumik
Rohit Kachroo	Sean Deeney	Patricia Peter	Cornelius McElveen	Chang Woo Lee	Daphne DeGering	Daphne DeGering
Julian Keuerleber	Marty Crumes	Shelby Dennis	Patrick Seip	Micah E Sacla	Aidee Wilcox	Cesar Lee
Abhishek Kumar Thakur	Lim Hin FA	Raul Sanchez	Isaac Gonzales	Roger Sacla	Beena Patel	Katie Raj
Ara John Thompson	Jad Salem	Jason Arnold	Bill Golgosky	Bill Golgosky	Thaddeus Onwuka	Nick Clark
Jay Kavimandan	Valerie L Stokes	Scott Holmes	Nona K. Cheeks	Adriana De Souza	Prasad V KATTA	Sean Harrington
Sean Harrington	Suresh Subramanian	Gina Rigby	Martin Wagner	William Rivers	Alexander Fry	Mason Gallik
Manojkumar S. Patel	Theresa Sherman	Theresa Sherman	Vijayakumar Aluru	Dzung Tran	Pawan Aryal	John Kerr
Prashant Varma	Prashant Varma	Nobuyuki Kashiwagi	Thomas Etsler	Thomas Etsler	Rajendar Matta	Tirthal Patel
Andrew Spears	Joseph C Stevens IV	Jennifer Baltazar Hughes	Harold Lynch	Peter NJIRU	Diwakar C	Beverly Roseman
De Marrio Kinte Lee	Carrie Martin	Anita Storms	Emily G RUNNELS	Irene Manalili	Jeremiah Sasso	James E. Mooney
Tomer Gal	ANSHU VAJPAYEE	Chloe Lauter	Alice David	Euvelyn Vinton	Sanjay Pinnock	Sanjay Pinnock
Sam Thompson	Ashish Padshala	Barry Iyengar	Ron Bivas	William R Nash Jr	William Nash SR	John Turner
Satyaprashant Bezwada	Brian Whittington	Neil Baker	Alhasan MACFOY	Angeles Siarza	Roberto Valdesogo Bahillo	Jerome Young
Derek Jackson	Ava Yockey	Viacheslav p	James Weber	Damien Sutevski	Cody Taylor	Chris Lewis
Matt Zylstra	Matt Zylstra	Vikash Goel	Felicia Haynes	Sebastian Weiss	Adam Sampson, DMSc, P...	Thomas Langley
Nirmalbhai Patel	Jaron Glasgow	Jaron Glasgow	Erin M Perry	Vincent Mach	Keith Martin Stiger	Mihail Genchev
Matthew Molter	Lloyd Abdelnour	Giuliana Laracca	Susan Ballew	Dale Heinrichs	Ramon Ferguson-Walker	Thomas Griffith
Margaret Folvag	Bhavani Vemulapalli	Bhavani Vemulapalli	Suhail Zafar	Zaka Ansari	Jason Trubee	Tiger D
Kevin Switzer	Dale Chan	Alghamdi Wael	Rupal A Patel	Anthony D'Oronzo	East Dean	Amber Morren
Marcelle HARDIN	Anum Khan	Srikant Chellappa	Jared Cook	Megan Goldstein	Ghanshyam C Ratanpara	Frank Peart
Jay Pennock	Eric Leijonmarck	Akah Nnani Ezediaro	Venatius Che Nde	Michael Nichols	Jonny Price	

Thank You!

From the ThisWay Global Team








Angela Hood
Founder/CEO

Justin Hood
COO



Alex Shmelev
Chief Technology Officer

Walt Disney Architect, Drugstore.com VP of Pharmacy Technology Systems (acquired by Walgreens), Senior Engineer at one of the fastest growing fin-tech companies, Nerd Wallet. Leading enterprise technologist for over 25 years.



Victoria Leigh
Salesforce Admin

Victoria was a Product Owner for her first year with ThisWay. In 2019 she became a Salesforce Admin and leads implementation of our Salesforce integrations. Coordinates candidate outreach with LGBTQ community.

Details

The Board of Directors

DIRECTOR	OCCUPATION	JOINED
Angela Hood	CEO @ ThisWay Global	2016

Officers

OFFICER	TITLE	JOINED
Angela Hood	President CEO	2016
Everett J Hood	COO	2016

Voting Power

HOLDER	SECURITIES HELD	VOTING POWER
Angela Hood	LLC-Sole Proprietor	100.0%

Past Equity Fundraises

DATE	AMOUNT	SECURITY	EXEMPTION
06/2018	$850,000		Other
10/2018	$2,300,000		Other
04/2020	$141,900		Section 4(a)(2)
07/2020	$10,000		Section 4(a)(2)
10/2020	$1,070,000		4(a)(6)
10/2020	$512,330		506(c)
06/2021	$1,500,000		Other
08/2021	$1,000,000		Other
11/2021	$500,000	Preferred Stock	Regulation D, Rule 506(b)

The use of proceeds is to fund general operations.

Convertible Notes Outstanding

ISSUED	AMOUNT	INTEREST	DISCOUNT	VALUATION CAP	MATURITY
06/27/2018	$850,000	6.0%	20.0%	$5,000,000	12/31/2019
10/26/2018	$2,300,000	6.0%	20.0%	$15,000,000	12/31/2021
06/18/2021	$1,500,000	6.0%	0.0%	$30,000,000	12/31/2022
08/18/2021	$1,000,000	6.0%	0.0%	$30,000,000	12/31/2022

Outstanding Debts

None.

Related Party Transactions

None.

Capital Structure

CLASS OF SECURITY	SECURITIES (OR AMOUNT) AUTHORIZED	SECURITIES (OR AMOUNT) OUTSTANDING	VOTING RIGHTS
Common	13,781,317	10,000,000	Yes
Preferred	3,445,383	2,961,286	Yes

	SECURITIES RESERVED FOR ISSUANCE UPON EXERCISE OR CONVERSION
Warrants:	0
Options:	0

Risks

Long enterprise sales cycles, long integration periods and accrual accounting framework can cause reporting revenue to take several months to become realized revenue receivables for the company. This poses a cash flow risk as an early stage company delivering to enterprise organizations.

This offering is being conducted on an expedited basis due to circumstances relating to COVID-19 and pursuant to the SEC's temporary regulatory COVID-19 relief. [Rule 201(z)(1)(i)].

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Relatively low capitalization for the target market of mid/large/enterprise customers, which puts company at risk of not reaching cash-flow positive before funds run out

Combination of above risks resulting in team members getting sick and adversely affecting the company's ability to deliver.

We are currently a small team of highly skilled experts, but our lack of depth on "the bench" is a continuing risk, meaning we one have one person in each role--one front-end engineer, one back-end engineers, one salesperson, one customer support person, etc.

Our status as an early-stage startup disincentives large/enterprise customers from early adoption and conversion to long term contracts.

The chaos and distraction due to the COVID-19 quarantine and it's effects keep our customers from deciding to buy.

That a larger competitor develops similar technology and uses their size and capital to capture greater market share.

Description of Securities for Prior Reg CF Raise

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

Minority Ownership

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Exercise of Rights Held by Principal Shareholders

As holders of a majority-in-interest of voting rights in the Company, the unitholders may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor. For example, the unitholders may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The unitholders may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns. The unitholders have the right to redeem their securities at any time. Unitholders could decide to force the Company to redeem their securities at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability. In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

Restrictions on Transfer

The securities offered via Regulation Crowdfunding may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the

the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Valuation Methodology for Prior Reg CF Raise

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a Convertible Note is determined by the investor, and we do not guarantee that the Convertible Note will be converted into any particular number of units.

As discussed in Question 13, when we engage in an offering of equity involving Units, Investors may receive a number of units of Preferred Units calculated as either the conversion price equal to the lesser of (i) 100% of the price paid per unit for Equity Securities by the Investors in the Qualified Financing or (ii) the price equal to the quotient of the valuation cap of $25,000,000.00 (the "Valuation Cap") divided by the aggregate number of outstanding units of the Company's units as of immediately prior to the initial closing of the Qualified Financing (assuming full conversion or exercise of all convertible and exercisable securities then outstanding, but excluding the units of equity securities of the Company issuable upon the conversion of the Notes or any other debt).

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the Units that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our board of directors. Among the factors we may consider in determining the price of Units are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant. In the future, we will perform valuations of our units that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the
- market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will unit similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

Company

ThisWay Global Inc.

- Delaware Corporation
- Organized September 2016
- 8 employees

801 Barton Springs Road

Austin TX 78704

https://www.thiswayglobal.com

Business Description

Refer to the ThisWay Global profile.

EDGAR Filing

The Securities and Exchange Commission hosts the official version of this annual report on their EDGAR web site. It looks like it was built in 1989.

Compliance with Prior Annual Reports

ThisWay Global has previously not complied with the reporting requirements under Rule 202 of Regulation Crowdfunding.

Filing annual report late in 2021.

All prior investor updates

You can refer to the company's updates page to view all updates to date. Updates are for investors only and will require you to log in to the Wefunder account used to make the investment.